Filed Pursuant to Rule 424(b)(3)

File Number 333-144068

Supplement No. 7

(To prospectus dated August 9, 2007)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 7 supplements and amends the prospectus dated August 9, 2007, as supplemented and amended by prospectus supplement No. 1 dated August 15, 2007, prospectus supplement No. 2 dated August 27, 2007, prospectus supplement No. 3 dated November 15, 2007, prospectus supplement No. 4 dated December 13, 2007, prospectus supplement No. 5 dated January 18, 2008 and prospectus supplement No. 6 dated March 6, 2008 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On March 18, 2008, NCO Group, Inc. filed with the Securities and Exchange Commission a current report on Form 8-K which included the attached information.

The date of this prospectus supplement is March 20, 2008

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

(b) Effective as of March 12, 2008, James S. Rubin, Daniel J. Selmonosky and Tarek N. Shoeb resigned as members of the Board of Directors of NCO Group, Inc. (referred to as “we,” “us” or “our”). Under a Stockholder’s Agreement dated as of November 15, 2006 among us, One Equity Partners II, L.P. and certain of its affiliates, referred to collectively as “OEP”, and our other stockholders, OEP has the right to designate three directors. Messrs. Rubin, Selmonosky and Shoeb were OEP’s designees on our Board and their resignations were related to their decisions to leave OEP and pursue other opportunities.

(d) On March 12, 2007, our Board appointed Richard Cashin, David Cohen and Colin Farmer to fill the vacancies on the Board created by the resignations discussed above. Additionally, Mr. Cohen was appointed to the Audit Committee and Mr. Farmer was appointed to the Compensation Committee and the Nominating and Corporate Governance Committee. Messrs. Cashin, Cohen and Farmer were appointed to our Board as OEP’s designees under the Stockholder’s Agreement.

OEP is our principal stockholder, Mr. Cashin is the Managing Partner of OEP and each of Messrs. Cohen and Farmer is a Managing Director of OEP. Set forth below is a summary of certain transactions that we have had with OEP or its affiliates since January 1, 2007 that are required to be disclosed under Item 404(a) of SEC Regulation S-K:

Management Agreement. On November 15, 2006, we entered into a ten-year management agreement with OEP pursuant to which OEP provides business and organizational strategy and financial advisory services. Pursuant to the management agreement, we pay OEP $3.0 million per year plus reimbursement of expenses. We do not separately compensate OEP or its designated representatives on our Board of Directors for their services as directors, but OEP may receive fees in connection with its role in specific transactions in the future.

Registration Rights Agreement. On November 15, 2006, we entered into customary registration rights agreements with the placement agents of our notes, for the benefit of the holders of the notes. J.P. Morgan Securities Inc., one of the placement agents, is an affiliate of OEP. The registration rights agreements provide that so long as J.P. Morgan Securities Inc. proposes to make a market in the notes as part of its business in the ordinary course, we must, within certain time periods, file a market making registration statement and, subject to certain exceptions, keep the related prospectus current in order to enable J.P. Morgan Securities Inc. to continue its market making activities with respect to the notes. We filed this market making registration statement in 2007 and expect to file a new market making registration statement in 2008.

Systems & Services Technologies, Inc. In January 2008, we acquired Systems & Services Technologies, Inc., referred to as “SST”, a leading third-party consumer receivable servicer, for $13.4 million consisting of a cash payment of $8.1 million and the issuance of 22,484.2106 shares of our Series A Preferred Stock, plus a potential $10.0 million earn-out payment, subject to certain post-closing adjustments. SST was a wholly owned subsidiary of JPMorgan Chase Bank, National Association. JPMorgan Chase Bank, National Association is an affiliate of OEP.

Transactions with JP Morgan Chase & Co. JP Morgan Chase & Co., referred to as JPM, is our client. For the year ended December 31, 2007, we received fees for providing services to JPM of $10.0 million. At December 31, 2007, we had accounts receivable of $138,000 due from JPM. JPM is an affiliate of OEP.

Additional Equity Investment by OEP. In connection with a portion of the financing of our acquisition of Outsourcing Solutions Inc., on February 29, 2008, OEP and certain of our other stockholders purchased additional shares of our capital stock in a private placement. OEP purchased 802,261.516 shares of our Series A Preferred Stock, 33,338.484 shares of our Class L Common Stock and 1,011,161.516 shares of our Class A Common Stock. The offering price per share was $237.50 per share of Series A Preferred Stock, $247.50 per share of Class L Common Stock and $10.00 per share of Class A Common Stock. The aggregate gross proceeds received from OEP was $208,900,000.